February 7, 2014

VIA EDGAR TRANSMISSION

Ed Bartz

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re: Compass EMP Funds Trust, File Nos. 333-181176 and 811-22696

Dear Mr. Bartz:

On December 5, 2013, Compass EMP Funds Trust (the "Registrant"), on behalf of its series, Compass EMP Market Neutral Income Fund (the “Fund”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”).  In a telephone conversation on January 24, 2014, you provided comments to the Amendment. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus:

Fund Summary

Comment 1.  In Investment Objectives, please remove “consistent with capital preservation” as there is no mention of strategies related to capital preservation in the principal investment strategies.

Response.  The Registrant has revised the disclosure as follows:

“Investment Objectives: The Fund’s objective is high current income .

Comment 2.  In the fee table, do not attach footnote 1 to Total Annual Fund Operating Expenses After Fee Waivers and Expense Reimbursements.

Response. The Registrant has made the revision requested.

Comment 3. With respect to the fee table, please confirm supplementally that the expenses related to short selling will be included in the fee table if applicable.

Response.  The Registrant so confirms.

Comment 4.  With respect to footnote 2 to the fee table, please confirm supplementally that the expense limitation agreement will be filed as an exhibit in a subsequent amendment.

Response. The Registrant so confirms.

Comment 5. Please confirm supplementally if the portfolio turnover rate shown for the Fund is expected to be accurate after the implementation of the strategy change.  If it is expected to be high, add a risk regarding portfolio turnover.

Response. The adviser has confirmed to the Registrant that the portfolio turnover rate is expected to remain below 100%; therefore, the Registrant has not added a portfolio turnover risk.

Comment 6. In “Principal Investment Strategies”, please provide the capitalization range of the equity securities in which the Fund invests.

Response. The Registrant has added the disclosure requested:

“It seeks income from (i) long positions in foreign or domestic dividend producing equity securities, of any market capitalization, listed on one of the CEMP Volatility Weighted Indexes...”

Comment 7. Please confirm supplementally whether the portfolio managers are jointly and primarily responsible for the management of the Fund or if any of them are the lead portfolio manager.

Response.  The adviser has confirmed to the Registrant that the portfolio managers are jointly and primarily responsible for the management of the Fund.

Additional Information about Principal Investment Strategies and Related Risks

Comment 8.  In “Principal Investment Strategies”, please provide more information regarding the CEMP Volatility Weighted Indexes such as who created them, who maintains them and how they are compiled.

Response. The Registrant already included the requested disclosure.  It is highlighted below:

“The Fund seeks to achieve its investment objectives by implementing a “market neutral” investment strategy whereby it seeks income from its investments while maintaining a low correlation to the foreign and domestic equity and bond markets. The Fund uses a multi-strategy approach. It seeks income from (i) long positions in foreign or domestic dividend producing equity securities, of any market capitalization, listed on one of the CEMP Volatility Weighted Indexes and (ii) selling call and/or put options on broad based security indices (such as the S&P 500, Russell 1000 Value and Growth or MSCI EAFE) or exchange traded funds (“ETFs”) that track such indices. A CEMP Volatility Weighted Index is an index compiled, created, sponsored or maintained by the Adviser, which provides broad equity market exposure coupled with fundamental criteria and an equal weighting of volatility among all securities in each index. The Fund hedges against market risk in its equity security investments by taking long and/or short positions in equity futures on broad based security indices or ETFs that track such indices.”

SAI:

Management of the Trust – Board Leadership Structure

Comment 9. Because the chairman of the board is an interested trustee, please disclose whether the Trust has a lead independent trustee.

Response. The Trust does not have a lead independent trustee.  The Registrant has added the disclosure below:

“The Trust is led by David J. Moore Chairman of the Board.  The Trust does not have a lead independent trustee. Under the Trust's Agreement and Declaration of Trust and By-Laws, the Chairman of the Board is responsible for (a) presiding at board meetings, (b) calling special meetings on an as-needed basis, (c) execution and administration of Trust policies including, generally, (i) setting the agendas for board meetings and (ii) providing information to board members in advance of each board meeting and between board meetings.  Generally, the Trust believes it best to have a Chairman of the Board, who also serves as an officer of the Advisor, who is seen by shareholders, business partners and other stakeholders as providing strong leadership.  The Trust believes that its Chairman, the independent chair of the Audit Committee, and, as an entity, the full Board of Trustees, provides effective leadership that is in the best interests of the Trust, its Funds and each shareholder.”

Portfolio Managers

Comment 10.  Please explain supplementally what is meant in the SAI when it states that Mr. Hammers and Mr. Moore receive a share of the net income of the adviser.

Response. Mr. Hammers and Mr. Moore own the adviser, so they participate in the profits of the adviser.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Tanya L. Goins